Exhibit 99.3

Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended June 30, 2023 and 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Standard Lithium Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Standard Lithium Ltd. and its subsidiaries (together, the Company) as of June 30, 2023 and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the year then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and its financial performance and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The consolidated financial statements of the Company as of June 30, 2022 and for the years ended June 30, 2022 and 2021 were audited by other auditors whose report, dated September 19, 2022, expressed an unqualified opinion on those financial statements.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

September 21, 2023

We have served as the Company’s auditor since 2022.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

T: +1 604 806 7000, F: +1 604 806 7806, ca_vancouver_main_fax@pwc.com

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Standard Lithium Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Standard Lithium Ltd. and its subsidiaries (the “Company”) as at June 30, 2022, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the year then ended and the related notes comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2022, and its financial performance and its cash flows for the year ended June 30, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current year audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, British Columbia, Canada

September 19, 2022

We have served as the Company’s auditor since 2017.

STANDARD LITHIUM LTD.

Consolidated Statements of Financial Position

As at June 30, 2023 and June 30, 2022

(Expressed in thousands of Canadian dollars)

	2023	2022

ASSETS
Current assets
Cash	$59,612	$129,065
Receivables	468	1,135
Prepaid expenses	1,969	1,604
	62,049	131,804

Non-current assets
Reclamation deposit	83	81
Exploration and evaluation assets (Note 6)	99,952	45,661
Intangible assets (Note 7)	1,432	1,501
Right of use asset (Note 9)	1,233	380
Plant and equipment (Note 5)	2,765	985
Deposits	84	12
Investment in Aqualung Carbon Capture SA (Note 4)	3,314	3,221
Advances	2,585	—
	111,448	51,841

TOTAL ASSETS	$173,497	$183,645

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$12,737	$6,598
Lease liabilities – short-term (Note 9)	512	182
	13,249	6,780
Non-current liabilities
Lease liabilities – long-term (Note 9)	739	208
Decommissioning provision	133	129
	872	337

TOTAL LIABILITIES	14,121	7,117

EQUITY
Share capital (Note 10)	272,419	262,047
Reserves (Note 10)	35,888	21,945
Deficit	(148,707)	(106,718)
Accumulated other comprehensive loss	(224)	(746)
TOTAL EQUITY	159,376	176,528

TOTAL LIABILITIES AND EQUITY	$173,497	$183,645

Commitments (Notes 6), Contingencies (Note 16) and Subsequent events (Note 17)

Approved by the Board of Directors and authorized for issue on September 21, 2023.

“Robert Mintak”	“Dr. J. Andrew Robinson”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

STANDARD LITHIUM LTD.

Consolidated Statements of Comprehensive Loss

For the years ended June 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except share and per share amounts)

	2023	2022

Expenses
Share-based payments (Note 10)	$16,983	$4,276
Pilot plant operations (Note 8)	13,974	9,907
Office and administration	4,148	2,739
Consulting fees	3,876	2,467
Management and director fees (Note 11)	3,244	2,687
Professional fees	2,323	780
Project investigation	1,208	1,397
Patent	932	506
Travel	600	346
Filing and transfer agent	585	645
Advertising and investor relations	545	478
Salaries and benefits	310	—
Amortisation of office leases (Note 9)	274	102
Amortisation of plant and equipment (Note 5)	214	13,356
Amortisation of intangible assets (Note 7)	110	191
Preliminary economic assessment	—	87
Foreign exchange gain	(4,035)	(1,547)
Loss from operations	(45,291)	(38,417)

Interest and other income	3,348	336
Interest and accretion expense	(46)	(19)

Net loss for the year	(41,989)	(38,100)

Other comprehensive income (loss)
Item that may be reclassified subsequently to income or loss:
Currency translation differences of foreign operations	522	1,653
Total comprehensive loss	$(41,467)	$(36,447)

Weighted average number of common shares outstanding – basic and diluted	168,578,197	155,454,422
Basic and diluted loss per share	$(0.25)	$(0.25)

The accompanying notes are an integral part of these consolidated financial statements.

STANDARD LITHIUM LTD.

Consolidated Statements of Changes in Equity

For the years ended June 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except share amounts)

					Accumulated
	Number				other
	of	Share			comprehensive
	shares	capital	Reserves	Deficit	income (loss)	Total equity

Balance, June 30, 2021	141,166,203	$122,996	$19,563	$(68,618)	$(2,399)	$71,542
Share-based payment	—	—	4,276	—	—	4,276
Share issued for private placement	13,480,083	118,241	2,212	—	—	120,453
Share issuance costs	—	(217)	—	—	—	(217)
Warrants exercised	6,684,892	7,389	—	—	—	7,389
Stock options exercised	4,410,784	8,518	(4,106)	—	—	4,412
Shares issued for exploration and evaluation assets	600,000	4,620	—	—	—	4,620
Compensation shares issued	60,235	500	—	—	—	500
Net loss for the year	—	—	—	(38,100)	—	(38,100)
Currency translation differences for foreign operations	—	—	—	—	1,653	1,653
Balance, June 30, 2022	166,402,197	$262,047	$21,945	$(106,718)	$(746)	$176,528
Share-based payment	—	—	16,983	—	—	16,983
Share issuance costs	—	(75)	—	—	—	(75)
Stock options exercised	5,950,000	8,447	(3,040)	—	—	5,407
Shares issued for exploration and evaluation assets (Note 6)	400,000	2,000	—	—	—	2,000
Net loss for the year	—	—	—	(41,989)	—	(41,989)
Currency translation differences of foreign operations	—	—	—	—	522	522
Balance, June 30, 2023	172,752,197	$272,419	$35,888	$(148,707)	$(224)	$159,376

The accompanying notes are an integral part of these consolidated financial statements.

STANDARD LITHIUM LTD.

Consolidated Statements of Cash Flows

For the years ended June 30, 2023 and 2022

(Expressed in thousands of Canadian dollars)

	2023	2022

Operating activities
Net loss	$(41,989)	$(38,100)
Add items not affecting cash
Share-based payments	16,983	4,276
Foreign exchange	(3,575)	(104)
Amortisation	324	13,547
Amortisation - office leases	274	102
Interest expense	47	17
Net changes in non-cash working capital items:
Receivables	667	(996)
Prepaid expenses	755	(1,326)
Advances	(2,585)	—
Accounts payable and accrued liabilities	3,981	603
Compensation shares issued	—	500
Net cash used in operating activities	(25,118)	(21,481)

Investing activities
Exploration and evaluation assets	(51,257)	(4,493)
Aqualung Carbon Capture pilot plant development	(1,778)	—
Purchase of plant and equipment	(199)	—
Patent	(41)	—
Demonstration plant (formerly pilot plant)	—	(1,762)
Purchase of Aqualung Carbon Capture AS shares	—	(3,114)
Net cash used in investing activities	(53,275)	(9,369)

Financing activities
Exercise of options	5,407	4,412
Lease payments	(314)	(109)
Share issuance costs	(75)	(217)
Proceeds from private placement	—	120,452
Exercise of warrants	—	7,389
Net cash from financing activities	5,018	131,927

Effect of exchange rates on cash	3,922	—
Net change in cash	(69,453)	101,077
Cash, beginning of year	129,065	27,988
Cash, end of year	$59,612	$129,065

Non-Cash Transactions (Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2023 AND 2022

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

1.	Nature of Operations

Standard Lithium Ltd. (the “Company”) was incorporated under the laws of the Province of British Columbia on August 14, 1998 under the name Tango Capital Corp. On April 7, 1999, the Company changed its name to Patriot Capital Corp. and then to Patriot Petroleum Corp. effective March 5, 2002. On December 1, 2016, the Company continued under the Canadian Business Corporations Act and changed its name to Standard Lithium Ltd. The Company’s principal operations are comprised of exploration for and development of lithium brine properties in the United States of America (“USA”).

The address of the Company’s corporate office and principal place of business is Suite 1625, 1075 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3C9. The Company’s shares are listed on the TSX Venture Exchange and NYSE American Stock Exchange under the symbol “SLI” and the Frankfurt Exchange in “S5L”.

2.	Basis of Presentation
a)	Statement of compliance

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

These consolidated financial statements have been prepared on a going concern basis.

b)	Basis of consolidation

The consolidated financial statements of the Company include the accounts of the Company and its subsidiaries which the Company controls 100% of.

c)	Functional and presentation currency

Items included in the consolidated financial statements of the Company and its wholly owned subsidiaries are measured using the currency of the primary economic environment in which each entity operates (“the functional currency”). The functional currency of the Company and its Canadian subsidiary is the Canadian dollar. The functional currency of its US subsidiaries is the United States dollar.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of transaction. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are included in profit and loss.

The results and financial position of a subsidiary that has a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	Assets and liabilities are translated at the closing rate at the reporting date;
●	Income and expenses for each income statement are translated at average exchange rates for the period; and
●	All resulting exchange differences are recognised in other comprehensive income as cumulative translation adjustments.

On consolidation, exchange differences arising from the translation of the net investment in a foreign entity are taken to accumulated other comprehensive loss. When a foreign operation is sold, such exchange differences are recognised in profit or loss as part of the gain or loss on sale.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2023 AND 2022

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

2.	Basis of Presentation - continued
d)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for financial assets classified as fair value through profit or loss, which are stated at their fair value.

In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

e)	Critical accounting estimates and judgments

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities and contingent liabilities as at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Significant accounting judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognised in the consolidated financial statements are as follows:

Impairment indicators

The Company evaluates each long-term asset at each reporting period to determine if there are any indications of impairment in accordance with IFRS 6 – Exploration for and evaluation (“E&E”) of mineral properties.  If any such indications exist, an estimate of the recoverable amount is performed, and an impairment loss is recognised to the extent that the carrying amount exceeds the recoverable amount. Management’s judgment in evaluating potential impairment indicators includes whether:

●	the right to explore in the specific area has expired during the period or will expire in the near future and is not expected to be renewed.
●	substantive expenditure on further E&E of mineral resources in the specific area is neither budgeted nor planned.
●	there has been no discovery of commercially viable quantities of mineral resources and the Company has decided to discontinue such activities in the specific area; and
●	sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the asset is unlikely to be fully recovered.

As at June 30, 2023, the Company has assessed its E&E assets and there were no indications of impairment.

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the amounts recognised in the financial statements are as follows:

Valuation of investment in Aqualung Carbon Capture SA

The Company holds an investment in Aqualung Carbon Capture SA, a private company, which is measured at fair value through profit and loss.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2023 AND 2022

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

2.Basis of Presentation - continued

e)Critical accounting estimates and judgments - continued

Company‐specific information is considered when determining whether the fair value of the investment should be adjusted upward or downward at the end of each reporting period.  In addition to company‐specific information, the Company takes into account trends in general market conditions and the share performance of comparable publicly‐traded companies when valuing privately‐held investments.

The determinations of fair value of the Company’s investment at other than initial cost are subject to certain limitations.  Financial information for the privately‐held investment may not be available and, even if available, that information may be limited and/or unreliable. Use of the valuation approach described above may involve uncertainties and determinations based on the Company’s judgment and any value estimated from these techniques may not be recognised or realisable.

3.	Summary of Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these financial statements and have been applied consistently by the Company.

a)	Impairment of non-financial assets

Non-financial assets are evaluated at each reporting date by management for indicators that carrying value is impaired and may not be recoverable. An asset’s recoverable amount is the higher of (i) an assets or cash-generating unit’s (CGU) fair value less costs to sell and (ii) its value in use, determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the asset is tested as part of a larger CGU. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments to the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded entities or other available fair value indicators.

Where an impairment loss subsequently reverses for assets with a finite useful life, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or CGU in prior years.  A reversal of an impairment loss is recognised immediately in profit or loss.

b)	Income taxes

Tax expense comprises current and deferred tax. Tax is recognised in income except to the extent it relates to items recognised in other comprehensive income or directly in equity.

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period.

Deferred tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period, and which are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2023 AND 2022

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

3.Summary of Significant Accounting Policies - continued

b)	Income taxes - continued

Deferred tax liabilities are generally recognised for all taxable temporary differences. However, deferred tax liabilities are not recognised for taxable temporary differences arising on investments in subsidiaries where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future, or on temporary differences that arise from goodwill which is not deductible for tax purposes. Deferred tax assets are recognised to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. Deferred tax assets are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are not recognised if the temporary differences arise from the initial recognition of goodwill, or an asset or liability in a transaction (other than in a business combination) that affects neither accounting profit nor taxable profit.

c)	Earnings per share

Basic earnings (loss) per share (“EPS”) is calculated by dividing profit or loss attributable to ordinary equity holders (numerator) by the weighted average number of ordinary shares outstanding (denominator) during the period. The denominator is calculated by adjusting the shares issued at the beginning of the period by the number of shares bought back during the period, multiplied by a time-weighting factor.

Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of dilutive options and other dilutive potential units. The effects of anti-dilutive potential units are ignored in calculating diluted EPS. All options and warrants are considered anti-dilutive when the Company is in a loss position.

d)	Share-based payments

The Company has an equity-settled share purchase stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and are amortised over the vesting period, which is the period over which all of the specific vesting conditions are satisfied. For awards with graded vesting, the fair value of each tranche is recognised over its respective vesting period.

Share-based payments to non-employees are measured at the fair value of goods or services received, or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured and, are recorded at the date the goods or services are received. The offset to the recorded cost is to stock options reserve. Consideration received on the exercise of stock options is recorded as share capital and the related stock options reserve is transferred to share capital. Upon expiry of stock options, the recorded value is transferred to deficit.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured as the difference noted before and after the modification, is also charged to profit or loss over the remaining vesting period.

Where a grant of options is cancelled and settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognises the amount that otherwise would have been recognised for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognised as an expense.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2023 AND 2022

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

3.	Summary of Significant Accounting Policies - continued
e)	Financial instruments

The following table summarizes the classification and measurement of the Company’s financial instruments under IFRS 9:

Financial Instrument	Classification
Cash	Amortized cost
Investment in Aqualung Carbon Capture SA	Fair value through profit or loss
Accounts payable	Amortized cost

Financial assets

The Company classifies its financial assets into the following categories, depending on the purpose for which the asset was acquired. Management determines the classification of its financial assets at initial recognition.

Amortised cost

The Company measures financial assets at amortised cost if both of the following conditions are met: the financial asset is held with the objective to collect contractual cash flows; and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Fair value through other comprehensive income (“FVOCI”)

FVOCI assets are financial assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest.

Fair value through profit or loss (“FVTPL”)

A financial asset is measured at FVTPL unless it is measured at amortised cost or FVOCI. The Company may however make the irrevocable option to classify particular investments as FVTPL.

All financial instruments are initially recognised at fair value on the consolidated statement of financial position. Subsequent measurement of financial instruments is based on their classification. Financial assets and liabilities classified at FVTPL are measured at fair value with changes in those fair values recognised in the consolidated statement of loss and comprehensive loss for the year. Financial assets classified at amortised cost are measured at amortised cost using the effective interest method.

Derecognition of financial assets

Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire or when the contractual rights to those assets are transferred.

Financial liabilities

Management determines the classification of its financial liabilities at initial recognition.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2023 AND 2022

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

3.	Significant Accounting Policies - continued

e)Financial instruments - continued

Amortised cost

The Company classifies all financial liabilities as subsequently measured at amortised cost using the effective interest method.  A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in earnings or loss when the asset is derecognized or impaired.

Financial liabilities are classified as current liabilities if payment is due within one year or less.  If not, they are presented as non-current liabilities.

f)	Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received net of direct issuance costs.

The Company uses the residual value method with respect to the measurement of common shares and share purchase warrants issued as units. The proceeds from the issue of units are allocated between common shares and share purchase warrants, by basing the fair value of the common shares on the market value on the announcement date and allocating the balance to the attached warrants, if any.

g)	Leases

At the inception of a contract, the Company determines whether the contract is or contains a lease based on the unique facts and circumstances present in the contract. Leases with a term greater than one year are recognised on the balance sheet as a right-of-use asset ("ROU") and short-term and long-term lease liabilities, as applicable. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease.

The Company only includes an initial lease term in its assessment of a lease arrangement. The office lease liabilities and their corresponding ROU assets are recorded based on the present value of lease payments over the lease term. The lease liability is initially measured at the present value of future lease payments discounted at the interest rate implicit in the contract, or if the rate cannot be determined, the incremental borrowing rate over a similar term and with similar security for the funds necessary to obtain an asset of similar value in a similar economic environment is used. Interest on the lease liability is recognised at an amount that produces a constant periodic rate of interest on the remaining lease liability.

h)	Intangible assets

Intangible assets with finite useful lives are recorded at cost less accumulated amortisation and accumulated impairment losses and are amortised on a straight-line basis over their estimated useful life. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives are carried at cost less accumulated impairment losses.

The Company’s intangible assets are amortised on a straight-line basis over its estimated useful life of 20 years.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2023 AND 2022

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

3.	Significant Accounting Policies - continued
i)	Exploration and evaluation expenditures

General E&E expenditures incurred prior to acquiring the legal right to explore are charged to profit or loss as incurred. E&E expenditures incurred subsequent to acquisition of the legal right to explore, including license and property acquisition costs, geological and geophysical expenditures, costs of drilling exploratory wells and directly attributable overhead including salaries and employee benefits, are initially capitalized as E&E assets.  E&E assets are not depleted and are moved into plant and equipment when the technical feasibility and commercial viability has been established. Upon transfer to plant and equipment, E&E assets are assessed for impairment to ensure they are not carried at amounts above their estimated recoverable values.

E&E assets are assessed for impairment at the cash-generating unit level when there are indicators of impairment. The Company considers the following to be indicators of impairment:

(a)	the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;
(b)	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;
(c)	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and
(d)	sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the “E&E” asset is unlikely to be recovered in full from successful development or by sale.
j)	Plant and equipment (“PE”)

PE is recorded at historical cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition or the construction of the asset.

Residual values and useful economic lives are reviewed at least annually and are adjusted if appropriate at each reporting date. Subsequent expenditures relating to an item of PE are capitalized when it is probable that future economic benefits from the use of the assets will be increased. All other subsequent expenditure is recognised as repairs and maintenance expenses during the period in which they are incurred. Gains and losses on disposal of PE are determined by comparing the proceeds from disposal with the carrying amount of the asset and are recognised net within other income in the consolidated statement of comprehensive loss.

The Company’s pilot plant was amortised on a straight-line basis over its estimated useful life of 2 years and leasehold improvements are amortised over the term of the lease.

Construction in progress assets are not depreciated until they are capable of operating in the manner intended by management.

k)Decommissioning provision

The Company recognises liabilities for statutory, contractual, constructive, or legal obligations associated with the retirement of long-lived assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of management’s best estimate of future remediation costs arising from the decommissioning is capitalized to the related asset along with a corresponding increase in the decommissioning provision in the period incurred. Discount rates using a pre-tax risk-free rate that reflect the time value of money are used to calculate the net present value. The amount capitalized will be depreciated over the life of the asset.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2023 AND 2022

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

3.	Significant Accounting Policies - continued

k)Decommissioning Provision - continued

The Company’s estimates of remediation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of future expenditures. These changes in estimates are recorded directly to the asset with a corresponding entry to the decommissioning provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value due to the passage of time are charged to profit and loss for the period as a borrowing cost with a corresponding entry to the decommissioning provision. The costs of remediation projects that were included in the provision are recorded against the provision as incurred.

l)	Research and development expenditures

Research expenditures are expensed in the period incurred. Product development expenditures are expensed in the period incurred unless the product under development meets specific criteria related to technical, market and financial feasibility for deferral and amortisation. The Company’s policy is to amortise deferred product development expenditures over the expected future life of the product once product revenues or royalties are recorded.

m)	Changes in accounting standards

New IFRS pronouncements

Amendments to IAS 16 – Property, Plant and Equipment (“PP&E”) – Proceeds before Intended Use

Amendments were issued to IAS 16 to (i) prohibit an entity from deducting from the cost of an item of PP&E and proceeds received from selling items produced while the entity is preparing the asset for its intended use,  (ii) clarify that an entity is “testing whether the asset is functioning properly” when it assesses the technical and physical performance of the asset; and (iii) require certain related disclosures. The amendments were effective January 1, 2022. These amendments did not affect the Company’s consolidated financial statements.

Other Accounting standards or amendments to existing accounting standards that have been issued but have future effective dates will either not be relevant to the Company after their effective date or are not expected to have a significant impact on the Company’s consolidated financial statements.

4.	Investment

On May 5, 2022, the Company entered into an agreement to purchase 179,175 common shares of Aqualung Carbon Capture AS (“Aqualung”) for $3.1 million (NOK 23.3 million), representing an approximate 4.55% ownership in Aqualung. Aqualung is engaged in carbon capture technology and is based in Norway with operations in the United States.

During the fiscal year 2023, Aqualung closed a private placement in which the Company did not participate. The Company’s ownership changed from 4.55% to 4.4%.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2023 AND 2022

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

4.Investment - continued

Changes in the Company’s Investment in Aqualung for the year ended June 30, 2023 and June 30, 2022 are summarized as follows:

Initial investment	$3,114
Effect of change in fair value	107
Balance, June 30, 2022	3,221
Effect of change in fair value	93
Balance, June 30, 2023	$3,314

5. Plant and Equipment

				Asset under
			Demonstration	construction –
			plant (formerly	Aqualung Carbon
	Leasehold	Furniture and	Pilot plant)	Capture pilot
Cost	improvements	fixtures	(Note 8)	plant	Total
	$	$	$	$	$
June 30, 2021	—	—	24,720	—	24,720
Additions	—	—	1,929	—	1,929
June 30, 2022	—	—	26,649	—	26,649
Additions	187	12	—	1,778	1,977
June 30, 2023	187	12	26,649	1,778	28,626

Accumulated amortisation
June 30, 2021	—	—	(12,381)	—	(12,381)
Amortisation	—	—	(13,356)	—	(13,356)
Effect of foreign exchange translation	—	—	73	—	73
June 30, 2022	—	—	$(25,664)	—	(25,664)
Amortisation	(6)	(1)	(207)	—	(214)
Effect of foreign exchange translation	—	—	17	—	17
June 30, 2023	(6)	(1)	(25,854)	—	(25,861)

Net book value
June 30, 2021	—	—	12,339	—	12,339
June 30, 2022	—	—	985	—	985
June 30, 2023	181	11	795	1,778	2,765

Asset under construction

Aqualung Carbon Capture Pilot Plant

The Company is developing the Aqualung Carbon Capture Pilot plant to capture CO2 emissions and permanently sequester them in Arkansas. The Pilot plant was installed as of January 31, 2023, and was still undergoing commissioning at the end of the fiscal year and was not available for use. Therefore, it was not subject to depreciation as at June 30, 2023.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2023 AND 2022

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

6.	Exploration and Evaluation Assets

			Commercial
		Southwest	Plant
	California	Arkansas	Evaluation	Texas
	Property	Project	(Lanxess 1A)	Properties	Total
	$	$	$	$	$

Acquisition:
Balance, June 30, 2021	12,769	12,107	—	—	24,876
Option payments	5,184	1,642	—	—	6,826
Effect of foreign exchange translation	507	481	—	—	988
Balance, June 30, 2022	18,460	14,230	—	—	32,690
Option payments	2,352	1,378	—	885	4,615
Lanxess brine supply costs	—	(7,953)	7,953	—	—
Effect of foreign exchange translation	527	406	—	—	933
Balance, June 30, 2023	21,339	8,061	7,953	885	38,238

Exploration and Evaluation:
Balance, June 30, 2021	4,153	2,561	—	—	6,714
Exploration costs	15	1,442	—	—	1,457
Lanxess 1A evaluation costs	—	—	4,472	—	4,472
Effect of foreign exchange translation	165	102	61	—	328
Balance, June 30, 2022	4,333	4,105	4,533	—	12,971
Exploration costs	9	17,429	—	18,175	35,613
Lanxess 1A evaluation costs	—	—	12,740	—	12,740
Effect of foreign exchange translation	124	136	130	—	390
Balance, June 30, 2023	4,466	21,670	17,403	18,175	61,714

Balance, June 30, 2022	22,793	18,335	4,533	—	45,661
Balance, June 30, 2023	25,805	29,731	25,356	19,060	99,952

California Property

On August 11, 2016, the Company entered into an option purchase and assignment agreement (the "Option Purchase Agreement") with TY & Sons Explorations (Nevada), Inc. ("TY & Sons") and Nevada Alaska Mining Company Inc. ("Nevada Mining"), pursuant to which the Company acquired all of TY & Sons’ right, title and interest in a property option agreement between TY & Sons and Nevada Mining, as property owner (the "Underlying Option Agreement"). Under the Underlying Option Agreement, TY & Sons had the option (the "Option") to acquire from Nevada Mining an interest in the California Property (collectively, the "Option Purchase"), which comprises mineral claims situated in San Bernardino County, California. As consideration, the Company issued 14,000,000 common shares of the Company and paid certain costs incurred to TY & Sons.

In order to exercise the Option pursuant to the terms of the Underlying Option Agreement, the Company has paid a total sum of US$325 and issued an aggregate of 2,500,000 common shares to Nevada Mining. All obligations to the agreement were satisfied as of October 1, 2020.

The property is subject to a 2.5% net smelter return royalty on commercial production from the mineral claims, in favour of Nevada Mining. The property is also subject to an additional 0.5% net smelter returns royalty applicable to any after acquired properties in the area of interest stipulated by the Option Purchase Agreement, also in favour of Nevada Mining.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2023 AND 2022

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

6.	Exploration and Evaluation Assets - continued

California Property – continued

On May 1, 2017, the Company signed a Property Lease Agreement with National Chloride Company of America (“National Chloride”) Under this Property Lease Agreement, the Company paid a total sum of US$575 and issued an aggregate 1,200,000 common shares  to National Chloride. Further payments of US$250 and issuance of 500,000 common shares are due upon the successful completion of a pre-feasibility study and US$1,000 are due upon successful completion of a bankable feasibility study, both of which have not been completed at June 30, 2023. The Property Lease Agreement is in good standing as of June 30, 2023.

It is expressly agreed that the “Leased Rights” are limited to lithium exploration and production activities and operations. The Company has agreed to pay a 2%  royalty on gross revenue derived from the properties to National Chloride, subject to a minimum annual royalty payment of US$500. On September 1, 2017, the Company signed an amendment agreement which continues all the economic terms of the previous lease agreement with National Chloride, with the additional requirement that the Company will be responsible for ongoing carrying costs associated with the additional claims. A payment of $57 (US$45) was made to the Bureau of Land Management, Department of the Interior (“BLM”) for these carrying costs and remains in good standing with National Chloride for all subsequent payments.

On April 23, 2018, the Company entered into an exploration and option agreement (“EOA”), with TETRA Technologies, Inc. (“TETRA”), to secure access to additional operating and permitted land at Bristol Dry Lake, and land adjacent Cadiz Dry Lake, Mojave Desert, California. The EOA with TETRA allows for the exclusive right to negotiate and conduct exploration activities and to enter into a mineral lease to allow exploration and production activities for lithium extraction on property held under longstanding mining claims and permits by TETRA.

In connection with the entering into of the EOA, the Company made a non-refundable deposit of $133 (US$100) and has agreed to pay the total sum of US$2,700 and issue an aggregate of 3,400,000 common shares. A further payment of US$500 and issuance of 1,000,000 common shares are due upon the successful completion of a pre-feasibility study and a final payment of US$1,000 is due upon the completion of a bankable feasibility study. The EOA is in good standing as at June 30, 2023.

Arkansas Properties

South-West Arkansas Project

On July 26, 2017, the Company entered into a Memorandum of Understanding (“MOU”) with a non-affiliated NYSE-listed company (the “Vendor”) with regard to an option to acquire certain rights to conduct brine exploration and production and lithium extraction activities located in Columbia and Lafayette Counties, Arkansas. At signing of the MOU, a non-refundable deposit of $614 (US$500) was made with additional fees and payment obligations in the future, and subject to certain conditions.

On December 29, 2017, the Company entered into an Option Agreement to proceed with the transaction.  Under this Option Agreement, the Company made total payments of US$4,550. An additional payment of US$1,000 is due on or before December 31 each year. These additional annual payments were made on December 14, 2021 and December 8, 2022.

During the Option Period, at any time following the commencement of Commercial Production, the Company agreed to pay a Royalty of 2.5% of gross revenue (minimum Royalty US$1,000) to the Vendor.

The Option Agreement is in good standing as at June 30, 2023.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2023 AND 2022

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

6.Exploration and Evaluation Assets - continued

Commercial Plant at Lanxess South Plant, Lanxess 1A (formerly Arkansas Lithium Project)

On May 4, 2018, the Company entered into a MOU, with LANXESS Corporation (“LANXESS”) with the purpose of testing and proving the commercial viability of extraction of lithium from brine that is produced as part of LANXESS’ bromine extraction business at its three southern Arkansas facilities. The MOU sets out the basis on which the parties have agreed to cooperate in a phased process towards developing commercial opportunities related to the production, marketing and sale of battery grade lithium products extracted from tail brine and brine produced from the Smackover Formation. The MOU forms the basis of what will become a definitive agreement and is binding until the execution of a more comprehensive agreement that the parties may execute on the completion of further development phases. The Company has paid a total of US$6,000  reservation fee to LANXESS to secure access to the tail brine to date.

On February 23, 2022, the Company and LANXESS entered into an amended and restated MOU (the “Agreement”) that streamlines and expedites the plan for development of the first commercial lithium project in Arkansas, which is to be constructed at an operational LANXESS facility in El Dorado, AR (the “Project”). Under the Agreement, the Company will control all development of the Project leading up to and including the completion of the Front End Engineering Design (“FEED”) study. The Company has formed an initially wholly-owned company (the “Project Company”), that will own 100% of the Project during pre-FEED and FEED engineering studies and the FEED engineering will be used to produce a NI 43-101 Definitive Feasibility Study (“DFS”). Upon completion of the DFS, LANXESS has the option to acquire an equity interest of up to 49% and not less than 30% in the Project Company at a price equal to a ratable share of the Company’s aggregate investment in the Project Company. The Company will also retain 100% ownership of its South-West Arkansas Project, all of the proprietary extraction technologies, relevant intellectual property and know-how.

The Company incurred $12,740 of evaluation costs on the commercial plant in the year-ended June 30, 2023.

Texas Lithium Properties

Texas Smackover Expansion Project

As at June 30, 2023, the Company has entered into lease and option agreements for certain properties in East Texas. The leases are for a 5-year term with extension for a further 10-year period with the first renewal due or expiry in July 2027. The Options are for a 2-year period with the first set to expire in February 2024 if leases are not signed and additional payments are not made to the lessor.

7.	Intangible assets

The carrying value of the intangible assets is as follows:

	IP Assets	Patents	Total
Balance, June 30, 2021	$1,692	$—	$1,692
Amortisation	(191)	—	(191)
Balance, June 30, 2022	1,501	—	1,501
Additions	—	41	41
Amortisation	(110)	—	(110)
Balance, June 30, 2023	$1,391	$41	$1,432

The intangible assets represent the purchase of intellectual property rights and were put in use in conjunction with the operation of the Company’s Pilot plant on May 9, 2020 (Note 5 & 8).

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2023 AND 2022

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

7.Intangible assets - continued

On November 1, 2022, the Company received Notices of Allowance from the United States Patent and Trademark Office (“USPTO”) for its first two U.S. patent applications; serial no.16/410523 and serial no. 16/224463, and on December 29, 2022, the Company received a Notice of Allowance from USPTO for its third U.S. patent application serial no. 16/895783, all titled “Process for Recovering Lithium from Brines”, a novel and proprietary technique for continuous DLE from lithium brines.

During the year ended June 30, 2023, the Company started capitalizing the expenditures related to issued Patents and have prospectively adjusted the straight-line amortisation of the Intangible Assets over 20 years through June 30, 2042.

8.	Demonstration plant (formerly Pilot plant)

Demonstration plant operations costs are comprised of the following:

	2023	2022
	$	$
Internet	11	11
Personnel	6,052	4,141
Reagents	3,027	2,077
Repairs and maintenance	38	644
Supplies	3,560	865
Testwork	1,060	1,191
Office trailer rental	76	32
Utilities	150	946
Total costs	13,974	9,907

9.	Right of use asset and lease liability

On November 1, 2021, the Company leased their head office in Vancouver for a three-year term ending October 31, 2024. The incremental borrowing rate for the lease liability recognised as of November 1, 2021 was 6%. Commencing May 15, 2023, this office was sub-leased, with the Company remaining responsible under the original three-year lease term. On March 1, 2023, the Company leased a larger head office space for a four-year term ending February 28, 2027. The incremental borrowing rate for the lease liability recognised as of March 1, 2023 was 6.7%.

On April 1, 2022, Arkansas Lithium Corp. (“ALC”) leased office space in El Dorado, Arkansas for a two-year term ending April 1, 2024. The incremental borrowing rate for the lease liability as of April 1, 2022 was 6%. In May 2023, ALC leased their office trailer and their core storage in El Dorado for a two-year term ending April 30, 2025 and May 15, 2025 respectively. The incremental borrowing rate for these lease liabilities recognised as of May 2023 was 6.7%. All the lease payments are made to the lessors monthly.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2023 AND 2022

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

9.Right of use asset and lease liability - continued

Changes in the Company’s right of use assets during the period ended June 30, 2023 are as follows:

$
Balance at June 30, 2021	—
Additions	482
Amortisation	(102)
Balance at June 30, 2022	380
Additions	1,124
Amortisation	(274)
Effect of movement in foreign exchange rates	3
Right of use asset at June 30, 2023	1,233

Changes in the Company’s lease liabilities during the period ended June 30, 2023 are as follows:

$
Balance at June 30, 2021	—
Additions	482
Lease payments	(108)
Interest on lease payments	17
Effect of movement in foreign exchange rates	(1)
Balance at June 30, 2022	390
Additions	1,124
Lease payments	(315)
Interest on lease payments	47
Effect of movement in foreign exchange rates	5
Balance at June 30, 2023	1,251
Lease liabilities - current portion	512
Lease liabilities – non-current	739

10.	Share Capital
a)	Authorised capital

The Company is authorised to issue an unlimited number of common voting shares without nominal or par value.

During the year ended June 30, 2022, the Company had the following equity transactions:

On November 30, 2021, the Company closed a non-brokered private placement of 13,480,083 common shares at a price of $9.43 per share for gross proceeds of $127,070. In connection with the closing of the private placement, the Company paid a cash finders’ fee of $6,384, issued 336,877 finders’ warrants with a fair value of $2,212 and incurred $451 of additional share issuance costs. All shares and finders’ warrants were restricted for resale until March 31, 2021. The fair value of the finder’s warrants was calculated using the Black-Scholes option pricing model using an annualized volatility of 83%, a risk-free interest rate of 0.92%, a dividend rate of 0%, an expected life of 2 years and a share price on grant date of $13.23.

On March 29, 2022, the Company issued 60,235 common shares with a fair value of $500 to Stifel Nicolaus Canada in consideration for advisory services provided to the Company in connection with the finalisation of terms for the joint venture relationship with LANXESS Corporation, which occurred on February 23, 2022 (Note 6).

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2023 AND 2022

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

10.	Share Capital – continued

a)Authorised capital – continued

On April 25, 2022, the Company issued 400,000 common shares with a fair value of $3,240 to TETRA Technologies, Inc. (Note 6).

On May 24, 2022, the Company issued 200,000 common shares with a fair value of $1,380 to National Chloride. (Note 6).

During the year ended June 30, 2022, the Company issued a total of 6,684,892 common shares for the exercise of share purchase warrants for gross proceeds of $7,389.

During the year ended June 30, 2023, the Company had the following equity transactions:

The Company issued a total of 5,950,000 common shares for the exercise of stock options. The Company received proceeds of $5,407 and reclassified $3,040 from reserve to share capital upon exercise.

On April 24, 2023, the Company issued 400,000 common shares with a fair value of $2,000 to TETRA Technologies, Inc. (Note 6).

b)	Warrants

Warrant transactions are summarized as follows:

		Weighted
		average
	Number of	exercise
	warrants	price
Balance at June 30, 2021	9,813,870	$1.13
Issued	336,877	11.09
Exercised	(6,684,892)	1.12
Expired	(3,353)	1.30
Balance at June 30, 2022 and June 30, 2023	3,462,502	$2.16

The weighted average contractual life of the warrants outstanding is 1.39 years. As at June 30, 2023, 3,125,625 warrants with an exercise price of $1.20 with an expiry on June 10, 2024 and 336,877 warrants with an exercise price of $11.09 with an expiry on November 30, 2023 remain outstanding.

c)	Options

The Company has a stock option plan in place under which it is authorized to grant options to officers, directors, employees, consultants, management and company employees enabling them to cumulatively acquire up to 10% of the issued and outstanding common stock of the Company. Under the plan, the exercise price of each option shall not be less than the price permitted by the TSX Venture Exchange. The options can be granted for a maximum term of 10 years.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2023 AND 2022

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

10.	Share Capital – continued
c)	Options - continued

The weighted average fair value at grant date of options granted during the year ended June 30, 2023 was $3.45 per option (2022: $2.11). The fair value was determined using the Black-Scholes option-pricing model using the following weighted average assumptions:

	2023		2022
Expected stock price volatility	84%		142%
Risk-free interest rate	3.16%		1.59%
Dividend yield	—		—
Expected life of options	5	years	4.15	years
Stock price on date of grant	$5.09		$7.35
Forfeiture rate	—		—

Stock option transactions are summarized as follows:

		Weighted
		average
	Number of	exercise
	options	price
Balance at June 30, 2021	13,750,784	$1.29
Options exercised	(4,410,784)	1.00
Options granted	1,170,000	7.35
Options expired	(340,000)	0.96
Balance at June 30, 2022	10,170,000	$2.11
Options exercised	(5,950,000)	0.91
Options granted	3,950,000	5.09
Balance at June 30, 2023	8,170,000	$4.43

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2023 AND 2022

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

10.	Share Capital – continued
c)	Options – continued

The following table summarizes stock options outstanding and exercisable at June 30, 2023:

	Options Outstanding		Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
Exercise	Number	Remaining	Exercise		Exercise
Price	of	Contractual Life	Price	Number	Price
$	Shares	(years)	$	Exercisable	$
1.40	1,450,000	0.18	1.40	1,450,000	1.40
3.39	1,200,000	2.56	3.39	1,200,000	3.39
3.43	400,000	0.79	3.43	400,000	3.43
5.08	3,750,000	4.78	5.08	3,750,000	5.08
5.23	200,000	4.90	5.23	200,000	5.23
6.08	200,000	3.06	6.08	200,000	6.08
6.31	200,000	3.68	6.31	200,000	6.31
7.55	500,000	1.63	7.55	500,000	7.55
8.25	170,000	3.71	8.25	170,000	8.25
9.40	100,000	3.78	9.40	100,000	9.40
	8,170,000	3.15	4.43	8,170,000	4.43

d)Long-term Incentive Plan

The Company has an equity incentive plan (“Plan”) in accordance with the policies of the TSX whereby, from time to time at the discretion of the Board of Directors, eligible directors, officer and employees are awarded restricted share units (“RSUs”) and performance share units ("PSUs”). The RSUs and PSUs that are subject to the recipient’s deferral right in accordance with the Income Tax Act (Canada) convert automatically into common shares upon vesting. In addition, the Company may issue deferred share units (“DSUs”). DSUs may be redeemed upon retirement or termination from the Company. The plan is a fixed plan pursuant to which the aggregate number of common shares to be issued shall not exceed 10% of the Company’s issued and outstanding common shares when combined with the aggregate number of Option, RSU, PSU and DSU. As of June 30, 2023, the Company has granted 1,991,004 DSUs to the Board of Directors and Management and will not vest until April 11, 2024.

11.	Related Party Transactions

Key management personnel are persons responsible for planning, directing and controlling the activities of the entity, which are the directors and officers of the Company.

Compensation to key management is comprised of the following:

	2023	2022
Management and director fees	$3,233	$2,687
Benefits	11	—
Share-based payments	11,535	940
	$14,779	$3,627

As at June 30, 2023, there is $1,373 (June 30, 2022: $287) in accounts payable and accrued liabilities owing to officers of the Company. Amounts due to/from the key management personnel are non-interest bearing, unsecured and have no fixed terms of repayment.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2023 AND 2022

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

11.	Related Party Transactions – continued

On June 17, 2022, the Company entered into a Master Services Agreement ("the MSA") with Telescope Innovations Corp. ("Telescope"). Robert Mintak, CEO of the Company and Dr. Andy Robinson, President and COO of the Company are directors of Telescope Innovations Corp. Under the MSA, Telescope provided various research and development ("R&D") services for the purpose of developing new technologies. The Company funded an initial project for one year under the MSA, which will aim to evaluate the use of captured CO2 in the Company's various chemical processes, as well as investigating the potential for permanent geological sequestration of CO2 within the lithium brine extraction and reinjection processes contemplated by the Company. Other R&D projects may be performed for the Company by Telescope as required. The Company incurred $764 (June 30, 2022: $756) of costs related to this agreement during the period ended June 30, 2023.

As at June 30, 2023, there is $115 (June 30, 2022: $793) in accounts payable and accrued liabilities owing to Telescope. Amounts due to Telescope are non-interest bearing, unsecured and have no fixed terms of repayment.

12.	Income Taxes

Income tax expense (recovery) varies from the amount that would be computed from applying the combined Canadian federal and provincial income tax rate to income before taxes as follows:

	2023	2022
Net loss for the year before taxes	$(41,989)	$(38,100)
Statutory tax rate	27.0%	27.0%
Income tax recovery at the statutory rate	$(11,337)	$(10,287)
Non-deductible items and other differences	6,774	2,505
Change in unrecognized tax benefits	4,563	7,782
Actual income tax provision (recovery)	$—	$—

The significant components of the Company’s deferred tax assets (liabilities) are as follows:

	2023	2022
Non-capital loss carry forwards	$20,332	$13,620
Capital assets	5,288	5,489
Lease Liability	266	80
Mineral property interests	50	1,867
Share issue costs	314	632
	26,250	21,688
Unrecognized deferred tax assets	(26,250)	(21,688)
Net deferred income tax assets	$—	$—

At June 30, 2023, the Company has available non-capital tax losses for Canadian income tax purposes of approximately $45,809 available for carry-forward to reduce future years' taxable income, if not utilized, expiring between 2030 and 2043. At June 30, 2023, the Company has available non-capital tax losses for United States income tax purposes of approximately $37,924, available for indefinite carry-forward to reduce future years' taxable income.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2023 AND 2022

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

13.	Financial Instruments and Financial Risk Management

The Company’s financial assets and liabilities consist of cash, receivables, long-term investments, accounts payable and accrued liabilities.  A fair value hierarchy is used to determine the financial instruments’ fair value that are recorded on the consolidated statements of financial position.

The fair value hierarchy has three levels:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for similar items in active markets. The Company maximizes the use of observable market data and relies on entity-specific estimates at least possible; and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s policy is to evaluate transfers into and out of fair value hierarchy levels at the end of the reporting period.

There were no transfers between Levels 1, 2 or 3 during the year ended June 30, 2023 and June 30, 2022.

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy:

June 30, 2023	Level 1	Level 2	Level 3	Total
Investment in Aqualung Carbon Capture SA	$—	$—	$3,314	$3,314

June 30, 2022	Level 1	Level 2	Level 3	Total
Investment in Aqualung Carbon Capture SA	$—	$—	$3,221	$3,221

The Company’s Board of Directors has the overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in response to the Company’s activities. Management regularly monitors compliance with the Company’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

The Company is exposed to various risks such as interest rate, credit, and liquidity risk. To manage these risks, management determines what activities must be undertaken to minimize potential exposure to risks. The objectives of the Company in managing risk are as follows:

●	maintaining sound financial condition;
●	financing operations; and
●	ensuring liquidity to all operations.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2023 AND 2022

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

13.	Financial instruments and financial risk management – continued

In order to satisfy these objectives, the Company has adopted the following policies:

(i)	Credit risk

Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations and arises principally from cash deposits. The maximum credit risk is the total of our financial assets, including cash. The Company maintains substantially all of its cash with two major financial institutions. The majority of cash held with these institutions exceed the amount of insurance provided on such deposits.

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital (current assets less current liabilities) to try to ensure its expenditures will not exceed available resources.  At June 30, 2023, the Company has working capital of $48,800 (June 30, 2022: working capital balance of $125,025).

(iii)	Foreign exchange risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.  The Company is exposed to currency risk through the following assets and liabilities denominated in US dollars:

	June 30, 2023	June 30, 2022
	$	$
Cash	42,745	106,802
Accounts payable	(5,926)	(3,432)

At June 30, 2023, US Dollar amounts were converted at a rate of USD 1.00 to CAD 1.325. A 10% increase or decrease in the US dollar relative to the Canadian dollar would result in a change of approximately $3,682 (June 30, 2022: $10,337) in the Company’s comprehensive loss for the year to date.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2023 AND 2022

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

14.	Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its projects and to maintain a flexible capital structure. The Company’s current capital consists of equity funding through the capital markets.

As the Company is currently in the exploration and development phase, none of its financial instruments are exposed to commodity price risk; however, the Company’s ability to obtain long-term financing and its economic viability may be affected by commodity price volatility.

The Company manages its capital and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets.

In order to carry out planned exploration and development of its projects and pay for administrative costs, the Company will spend its existing working capital or utilise further equity financing, debt financing, convertible debt, or other means.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the approach to capital management during the year ended June 30, 2023.

15.	Non-Cash Transactions

Non-cash Financing and Investing Activities	2023	2022
	$	$
Shares issued for exploration and evaluation assets	2,000	4,620
Shares issued for compensation	—	500
Exploration and evaluation expenditures included in accounts payable	3,113	2,081
Aqualung Carbon Capture expenditure included in accounts payable	1	—
Demonstration plant expenditures included in accounts payable	—	68

16.Contingencies

On January 27, 2022, a putative securities class action lawsuit was filed against the Company, Robert Mintak and Kara Norman in the United States District Court for the Eastern District of New York, captioned Gloster v. Standard Lithium Ltd., et al., 22-cv-0507 (E.D.N.Y.) (the “Action”). The complaint purports to seek relief on behalf of a class of investors who purchased or otherwise acquired the Company’s publicly traded securities between May 19, 2020 and November 17, 2021, and asserts violations of Section 10(b) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) against all defendants and Section 20(a) of the Exchange Act against the individually-named defendants. On April 27, 2022, the court granted Curtis T. Arata’s motion for appointment as lead plaintiff in the Action. Lead plaintiff filed an amended complaint on June 29, 2022, adding Andrew Robinson as a defendant and extending the class period to February 3, 2022. The amended complaint alleges, among other things, that during the proposed class period, defendants misrepresented and/or failed to disclose certain facts regarding the Company’s LiSTR DLE technology and “final product lithium recovery percentage” at its DLE Demonstration Plant in southern Arkansas. The amended complaint seeks various forms of relief, including monetary damages in an unspecified amount. Defendants filed a motion to dismiss the amended complaint on August 10, 2022, which became fully briefed on September 28, 2022. The Company intends to vigorously defend against the Action. As at June 30, 2023, the Company has not recorded any provision associated with this matter, as the outcome is undeterminable at this time.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2023 AND 2022

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

17.	Subsequent Events

On August 24, 2023, the Company closed on the purchase of a land parcel in Lafayette County, AR, near Lewisville. The land was acquired for purchase proceeds of US$692 and the Company plans to use the property as the future location of the second commercial plant.

On August 31, 2023, the Company issued 100,000 common shares upon the exercise of stock options for proceeds of $140.